Filed by Akebia Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No.: 001-36352

Subject Company: Keryx Biopharmacuticals, Inc.
Commission File No.: 000-30929
Date: June 28, 2018

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Akebia Employee “Frequently Asked Questions” Document

1.	What are the potential benefits of the combination?

•	The merger of Akebia and Keryx creates a renal-focused company committed to developing and delivering innovative therapeutic products. Keryx’s Auryxia® (ferric citrate) is an FDA-approved therapy to treat dialysis dependent CKD patients for hyperphosphatemia and non-dialysis dependent CKD patients for iron deficiency anemia (IDA).

•	Akebia’s vadadustat is an investigational, Phase-3 oral hypoxia-inducible actor prolyl hydroxylase inhibitor (HIF-PHI) with the potential to advance the treatment of patients with anemia due to CKD, many of whom are currently receiving injectable erythropoietin-stimulating agents (ESAs).

•	The companies believe that Auryxia and vadadustat, if approved by the FDA, have the potential to deliver an all-oral treatment approach for patients with anemia due to CKD. More broadly, the combined company has the potential to offer therapeutic options to patients across all stages of CKD, including non-dialysis dependent and dialysis dependent patients.

•	We believe the combined organization will become a partner of choice for the renal community and for companies developing renal products.

•	We expect the combined company to have the financial strength and flexibility to enable continued growth.

•	In addition, Keryx will provide Akebia with the infrastructure to mobilize commercialization and build launch momentum for vadadustat in the U.S., subject to FDA approval.

2.	What does this mean for me? What can we expect between now and closing?

•	This is an exciting transaction for all of us, as it will position the combined company to be a kidney disease-focused, therapeutic leader with the potential for growth.

•	Until the transaction closes, Akebia and Keryx will operate as two separate companies. Our goals and mission at Akebia remain the same.

•	Optimizing the vadadustat clinical program and enabling vadadustat registration readiness will remain critically important.

•	We are in the process of developing a thoughtful integration plan.

•	Leaders and employees from both companies will be a part of the integration team in order to enable a smooth transition.

•	We will continue to keep you updated on our progress, as appropriate.

3.	How will the merger benefit patients?

•	This is an exciting announcement for the renal community. The combined company, following completion of the merger, will have the potential to deliver an all-oral treatment approach for the treatment of anemia due to CKD. More broadly, the combined company has the potential to offer therapeutic options to patients across all stages of CKD, including non-dialysis dependent and dialysis dependent patients.

4.	What are the next steps to complete the transaction?

•	The transaction is expected to close by the end of 2018, subject to customary closing conditions, including approval by antitrust authorities and approval of both companies’ shareholders.

5.	What are the integration plans? Who will lead the integration effort?

•	Today’s announcement is the first step in a process and there are still many details to be determined.

•	Tamara Dillon, Senior Vice President, Human Resources, will be the integration lead and Candy Liang, Director, Strategic Planning, will be the integration operations lead.

•	We have started the integration planning process, which will involve team members from both companies. The integration team will work to address how we can best bring our companies together and support a smooth integration for our employees, partners and patients.

•	We will take a phased approach to integration, with the first step focusing on understanding the day-to-day priorities and operations of both companies.

•	Until the transaction is completed, Akebia and Keryx will operate as separate companies.

•	We will keep you informed as plans are finalized.

6.	Will there be any immediate changes to Akebia’s management team? What role will Keryx’s interim CEO, management and employees play in the combined company?

•	After the close of the transaction, John Butler, President and Chief Executive Officer of Akebia, is expected to lead the combined company and Jason Amello will serve as Chief Financial Officer.

•	The combined company will be led by a management team with a long track record of success developing, launching and commercializing products for patients with kidney disease.

•	Until the transaction is completed, Akebia and Keryx will operate as separate companies.

•	Beyond that, it is very early in the process and many details will be determined in the weeks and months ahead.

7.	What will be the name of the combined company?

•	The combined company will be named Akebia.

8.	Where will the combined company be headquartered?

•	It is still early in the process. The integration team is still working through many of these important details.

•	We will keep you informed as plans are finalized.

9.	Will there be any changes to employee compensation, benefits and plans?

•	Until the transaction closes, Akebia and Keryx will operate as separate companies and employee compensation and benefits will continue in the ordinary course.

10.	What should I say if I’m contacted by media, investors or other third parties about the transaction?

•	Consistent with our company policy, if you receive any inquiries from the media, partners, analysts or investors, please do not comment and forward such inquiries to Akebia’s corporate communications contact, John Garabo, at jgarabo@akebia.com or (917) 892-2514.

11.	What should I say if I am asked questions by the vendors or partners I work with?

•	You can let them know that this is an exciting transaction for all of us. By joining together with Keryx, we have the opportunity to create a company that is well positioned to compete, grow and lead in the treatment of renal diseases. Until the transaction is completed, Akebia and Keryx will operate as two separate companies. There is no change to our day-to-day operations. You can also direct them to our corporate website to access our press release for further details.

12.	Who can I contact if I have more questions?

•	As we move through this process, we will keep you informed on important developments.

•	If you have any questions, please speak with your manager. More communication and information on where to direct questions will be coming from the integration team shortly.

Important Information

About Akebia

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release.

About Keryx

Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team consists of approximately 200 committed people working with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia and Keryx plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.